Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
InSync Staffing Services, Inc.	Delaware
Matrix IT Ltd.	Israel
Magic Software Enterprises Ltd. (wholly-held by Matrix IT Ltd.)	Israel
Michpal Micro Computers (1983) Ltd.	Israel
TSG Advanced IT Systems, Ltd	Israel
Ofek Ariel Photography Ltd	Israel
Zap Group	Israel
Shamrad Electronic (1997) Ltd	Israel
Hashahar Telecom and Electricity Ltd	Israel
Formula Infrastructure Ltd	Israel